February 9, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant

	Re:	Alliance Data Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated January 26, 2011 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) regarding the Company’s responses to the Staff’s prior comment letters dated April 1, 2010, May 28, 2010, July 20, 2010, September 23, 2010, November 22, 2010 and December 23, 2010 (collectively, the “Original Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”), Form 10-Q for the Quarterly Period Ended March 31, 2010, Form 10-Q for the Quarterly Period Ended June 30, 2010 and Form 10-Q for the Quarterly Period Ended September 30, 2010 (each a “Form 10-Q” and together with the Form 10-K, the “Reviewed Documents”), each filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, the Company has herein provided the Staff with the requested information and will, where specifically noted herein, address the Staff’s comments in future filings with the Commission.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation – Page 1

Form 10-Q for the Quarterly Period Ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook

LoyaltyOne, page 34

1.	Comment: In your response to prior comment 1, you indicate that the AIR MILES Reward Program functions as a single, homogeneous pool and that you have blended the breakage rate. Please explain why you continue to believe that the breakage rate should be blended for the entire pool. While we note that the reward mile is homogeneous and fungible, it appears that the collector’s utilization or breakage rates are different. Indicate why you believe that there is a disparity between the two breakage rates (i.e., BMO and non-BMO). Describe the reasons why these two rates are not an indication that the pool should be separated and have different breakage rates based on the type of collector and/or sponsor.

Response: The AIR MILES® Reward Program is built on a unique coalition of partners, known as program “sponsors.” When participating consumers, referred to as “collectors,” shop or do business with any sponsors within the coalition, their loyalty is repaid by earning AIR MILES reward miles, which can be redeemed for a broad selection of travel, entertainment, home electronics, and other lifestyle rewards. The Company has more than 120 sponsors, including Canada Safeway, Shell Canada and Amex Bank of Canada participating in the program. The program is a universal program to all sponsors and, as such, is not tailored to any individual sponsor.

All current sponsors, with one exception, maintain a non-split fee agreement with LoyaltyOne, where the sponsor is charged a fee only upon the issuance of an AIR MILES reward mile. LoyaltyOne also maintains one active agreement with a split fee sponsor, where AIR MILES reward miles are billed in two stages, first upon issuance of the AIR MILES reward mile by the sponsor and second upon redemption by the collector. This sponsor represents approximately 5% of AIR MILES reward miles issued.

Because multiple sponsors participate in the program, consumers earn AIR MILES reward miles through their everyday purchases in high-frequency shopping categories. Collector activity typically spans across a variety of sponsors, with the collector having the ability to redeem those AIR MILES reward miles for a variety of rewards supplied by the Company’s more than 300 suppliers. The key benefit of the AIR MILES Reward Program is that the collector receives a “common currency,” that is the collector earns the AIR MILES reward miles from multiple sponsors, but has the ability to redeem those AIR MILES reward miles at a single location. The Company does not monitor collector redemption activity by sponsor, except for split fee arrangements, because collector activity typically spans across a variety of sponsors.

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The Company believes the disparity between the two breakage rates (i.e., BMO and non-BMO) results from credit card activity, which typically correlates with high redemption rates. Credit cardholders have the ability to accumulate or collect AIR MILES reward miles at a faster rate than non-cardholders. Specifically, credit cards, being a payment device, allow collectors to “double-dip.” For example, a collector using a BMO credit card to purchase groceries at Canada Safeway earns AIR MILES reward miles from both BMO and Canada Safeway for the same transaction. A higher accumulation of AIR MILES reward miles can correlate with higher redemption opportunities. Accordingly, this is not an attribute unique to BMO, but rather is a function of collector behavior.

The Company has one other credit card sponsor, AMEX Canada, which has been a sponsor since 1997. The Company has not viewed this sponsor, or the AIR MILES reward miles issued by this sponsor, separately from other sponsors in the AIR MILES Reward Program. Additionally, although the Company did not have the obligation for the redemption of the AIR MILES reward miles issued by BMO prior to the June 2008 transaction (“BMO transaction”), its collectors did participate in the AIR MILES Reward Program through their purchases at other participating sponsors. As such, the Company did not add a significant number of new collectors as a result of the BMO transaction, as the BMO collectors were already participating in the AIR MILES Reward Program through other sponsors. In reviewing the BMO collector’s history prior to the BMO transaction, 89% of the BMO cardholders, representing 98% of the BMO AIR MILES reward miles issued, participated at other sponsors. Conversely, 11% of the BMO cardholders did not participate at other sponsors and represented only 2% of the BMO AIR MILES reward miles issued.

In summary, there is no difference in an AIR MILES reward mile earned from any particular sponsor. The AIR MILES reward miles provide the collector the same ability to acquire rewards under one common program, regardless of which sponsor issues the AIR MILES reward miles. As such, the Company views all AIR MILES reward miles as one homogenous pool of transactions and a blended breakage rate is consistent with individual collector redemption activity that spans across a variety of sponsors.

2.	Comment: You indicate in your response to prior comment 1 that the change in the breakage rate as a result of the BMO transaction does not reflect a revision in the assessment of breakage rates for non-BMO collectors. Your prior responses have not clarified why there was an adjustment for non-BMO deferred breakage liability and why this was considered a “cumulative catch up” adjustment (as noted from your response to comment 2 in your letter dated November 29, 2010). In this regard, it appears that the amount included in the sub-account for deferred breakage liability should not have changed. The number of miles for the non-BMO subject to breakage would not change as a result of the transaction. Explain why you believe that it is appropriate that the $54 million deferred breakage liability cannot be specifically calculated.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation – Page 3

Response: As discussed more fully in the Company’s response to Comment 1, the Company views the AIR MILES reward miles as one homogenous pool of transactions, and as such adjusted the redemption product liability for the entire pool of AIR MILES reward miles expected to be redeemed to a new estimated breakage rate of 28%. The Company accounted for this as a change in estimate to the Company’s breakage rate to the overall portfolio of AIR MILES reward miles.

The Company believed the impact of the change in estimate of the Company’s breakage rate required a “cumulative catch up”, i.e., the Company revised the redemption liability such that the liability as of June 1, 2008 represented the Company’s estimate that the overall portfolio of AIR MILES reward miles would be redeemed at a rate of 72%. The Emerging Issues Task Force reached consensus in EITF Issue 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), which the Company applied in this matter:

“The Task Force reached a consensus that changes in the estimated amount of cash rebates or refunds and retroactive changes by a vendor to a previous offer (an increase or a decrease in the rebate amount that is applied retroactively) should be recognized using a cumulative catch-up adjustment. That is, the vendor would adjust the balance of its rebate obligation to the revised estimate immediately. The vendor would then reduce Revenue on future sales based on the revised refund obligation rate as computed.”

The rationale to reset the redemption rate for the entire pool was that the majority of the BMO collectors already participated in the AIR MILES Reward Program through other sponsors. Accordingly, collector behavior did not change for either BMO or non-BMO collectors as a result of the BMO transaction. Rather, the addition of the BMO miles assumed, which were attributable to collectors with heavier redemption patterns, lowered the blended redemption rate for the entire pool to 72%.

In accordance with our historical accounting treatment of the redemption services element of AIR MILES transactions, the fair value of the redemption services element is $[         ]1 per mile. Therefore, we believe the total deferred revenue redemption product liability as of the date of the BMO transaction should equal $[        ]2 per mile multiplied by the total number of outstanding AIR MILES reward miles expected to be redeemed. The total number of AIR MILES reward miles expected to be redeemed is the same whether the Company calculated it using the new blended redemption rate of 72% or used the sum of 1) the non-

[1]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information in this section and has provided such information to the Commission Staff.

[2]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information in this section and has provided such information to the Commission Staff.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation – Page 4

BMO AIR MILES reward miles outstanding at the old 67% redemption rate and 2) the BMO miles assumed outstanding at their separate redemption rate of [    ]%3. In adjusting the deferred revenue redemption product liability to reflect the revised expected blended redemption rate, it was also necessary to adjust the deferred revenue breakage liability.

As discussed in the Company’s letter dated January 10, 2011, the remaining breakage liability of $54 million was not specifically calculated as it is an amortized balance. Rather, the amount required to increase the product redemption liability to 72% was determined, which resulted in a reclassification of $120 million from breakage liability (see calculation included in the Company’s response to Comment 3 below).

3.	Comment: While we understand the mechanics of how you calculated the premium, please explain why the premium paid under the two calculations would be significantly different for the same item. Tell us why the premium in the first table is proper when it’s being calculated based on a different breakage than what appears to have been used in determining the transaction price. Clarify how the consideration received from the BMO transaction was negotiated. Was the consideration received based solely on the miles expected to be redeemed using BMO’s breakage rate? That is, tell us whether the unredeemed or breakage miles were excluded from the transaction consideration and negotiations. Indicate why BMO is paying the premium. Is the premium being paid to cover the potential obligations if the redemption rate is higher than anticipated? Describe your obligation to fulfill BMO miles redeemed above the expected miles to be redeemed that you assumed. You state that “the company does not believe it was probable that it would incur any future reward fulfillment costs associated with the BMO miles assumed but not expected to be redeemed.” Explain why this statement of your accounting conclusion for the premium is different from your conclusion regarding breakage on your non-split fee programs where you recognize breakage ratably. That is, distinguish the premium and the breakage items recorded.

Response: In 2008, a third-party consultant performed an actuarial analysis, which indicated the inclusion of the BMO miles assumed into the single, homogenous pool would increase the overall ultimate redemption rate from 67% to 72%. Accordingly, the Company adjusted its product redemption liability to the new estimated ultimate redemption rate of 72% for all outstanding AIR MILES reward miles, including those issued to both BMO and non-BMO collectors, as of the date of the BMO transaction.

[3]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information in this section and has provided such information to the Commission Staff.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation – Page 5

The Company recorded the transaction in two steps:

Step 1 – Reset existing pool. Under the interpretive guidance as indicated in the Company’s response to Comment 2, the Company re-measured its deferred revenue for the existing pool of AIR MILES reward miles at the time of the BMO transaction. As such, the Company reset the pre-BMO pool of AIR MILES reward miles to an estimated breakage rate of 28%, resulting in a reclassification of $120 million to the product redemption liability (i.e., $501 million less amounts recorded of $381 million as illustrated in the table below).

Step 2 – Adjust product redemption liability for BMO Miles assumed. The Company increased the product redemption liability for the BMO miles assumed using 72%, the new estimated redemption rate for the AIR MILES Reward Program, which resulted in an increase of the product redemption liability of $194 million.4

(amounts in millions, except per mile data)	Pre-BMO			Step 1		Step 2		Resulting
				Reset Existing Pool		BMO Miles assumed		After BMO
AIR MILES reward miles ever issued		[	]	[	]	[	]	[	]
Expected redemption rate		67%		72%		72%		72%

		[	]	[	]	[	]	[	]
Actual AIR MILES reward miles redeemed		[	]	[	]	[	]	[	]

AIR MILES reward miles expected to be redeemed		[	]	[	]	[	]	[	]
Fair value of redemption element	$	[	]	$ [	]	$ [	]	$ [	]

Deferred revenue - redemption product liability (adjusted for fx)		$381		$501		$194		$695

Adjustment to product liability		—		$120		$194		$314

In summary, the Company’s product redemption liability increased by approximately $314 million at the time of the BMO transaction. The excess consideration received of approximately $176 million was largely offset by the $120 million reduction in future breakage revenue, resulting in a net premium from the transaction of approximately $56 million.

The excess consideration was deferred and amortized as the BMO miles assumed were redeemed. Based on discussions with the Staff and responding to questions raised in the December 23, 2010 Comment Letter, the Company considered the impact of an alternative method of recording the BMO transaction, whereby the product redemption liability was directly increased by $314 million, the fair value of the liability assumed, with no adjustment to deferred revenue-breakage. The Company noted in its January 10, 2011 response that the net premium of $56 million would be the same under either approach. Only the method of amortization would differ, but not materially. See the Company’s SAB 99 Memo included in the Company’s response to Comment 6 for additional information.

[4]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information in this section and has provided such information to the Commission Staff.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation – Page 6

There is no accounting literature directly on point as to the amortization of the excess consideration. In review of the Commission’s Staff Accounting Bulletin Number 104, the Commission’s view as to the appropriate method for amortization of upfront payments is that a “systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.” The Company believed that the deferred excess consideration was earned as the AIR MILES reward miles were fulfilled and thus followed that pattern versus a straight-line basis.

With respect to the consideration paid in the BMO transaction, negotiations were focused on the number of BMO miles assumed expected to be redeemed. Ultimately, both parties mutually agreed to an estimated redemption rate of [    ]%5 and, hence, the number of BMO miles assumed expected to be redeemed. There were never any discussions pertaining to breakage or compensating the Company for potential breakage. Rather, the price per AIR MILES reward mile paid was consistent with that previously paid under the split fee program. Otherwise, the Company would have had no incentive to assume the liability associated with the BMO miles assumed. The price per mile paid was structured to provide the Company with a certain gross margin upon redemption. In essence, as part of the consideration, the Company received a “prepayment” of the profit margin it would have received as the BMO miles assumed were redeemed under the split fee program. Under the split fee arrangement, gross margin was recognized as the AIR MILES reward miles previously issued by BMO were redeemed. Accordingly, the Company accounted for the prepayment of profit margin under the same method as before, which was to recognize revenue and profit as the AIR MILES reward miles previously issued by BMO were redeemed.

As discussed, the Company assumed the liability related to all outstanding BMO miles. As with all other AIR MILES reward miles outstanding, should more BMO miles assumed be redeemed than expected, the Company would be required to fulfill a reward to the collector. The Company, however, has the ability to moderate this risk through the active management of the AIR MILES Reward Program - an ability that BMO did not have. Changes are routinely made to the AIR MILES Reward Program, not only to respond to market conditions, but to manage redemption rates.

Negotiation between the two parties was focused upon determining the appropriate redemption rate, or fair value of the liability, rather than compensating the Company for potential breakage. AIR MILES reward miles issued by BMO subsequent to the BMO transaction have been treated as all other AIR MILES reward miles issued under non-split fee programs, with an amount allocated to breakage and recognized ratably over the estimated life of an AIR MILES reward mile.

[5]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information in this section and has provided such information to the Commission Staff.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation – Page 7

4.	Comment: Explain why the amount being received on a per mile basis for the BMO miles outstanding (i.e., all BMO miles ever issued less miles redeemed) would be different than the amount you use for fair value per mile for the redemption service liability. Further, explain why the amount received was not allocated to each BMO mile outstanding. Indicate why the accounting for this transaction was not similar to your accounting for a non-split fee program. That is, explain why you did not allocate the consideration received to breakage and miles expected to be redeemed for the BMO transaction using a per mile outstanding basis.

Response: The amount being received on a per mile basis for the BMO miles assumed is different than the amount the Company uses for fair value per mile for the redemption liability because not all of the BMO miles assumed are expected to be redeemed. In addition, as stated in the Company’s response to Comment 3 above, BMO wanted to transfer this liability to eliminate the volatility in its earnings related to AIR MILES reward miles redemptions. Also as discussed in the Company’s response to Comment 3 above, the Company did not allocate an amount to each BMO mile assumed, as it believed that a portion of those BMO miles assumed would not be expected to be redeemed, and therefore did not meet the definition of a liability at the time of the BMO transaction.

The Company viewed the consideration received for the BMO transaction as analogous to a purchase price allocation, where the Company was allocating the proceeds to the fair value of the liabilities received. Thus, the Company viewed the accounting for the BMO transaction on “Day 1” differently from the accounting for a non-split fee program, or “Day 2” accounting. The AIR MILES reward miles issued by BMO subsequent to the BMO transaction are accounted for the same as those AIR MILES reward miles accounted under all other non-split fee programs.

5.	Comment: In response to comment 4 in your letter dated October 21, 2010, you indicate that the net impact of the change in breakage and the additional deferred revenue from the BMO transaction was approximately $7 million for 2009. Please reconcile this to the amount presented in the table on page 4 of your response letter dated January 10, 2011.

Response: The $7 million referenced in the Company’s response letter dated October 21, 2010 was determined as follows:

Amortization of deferred profit 2009	$76,197
Amortization of deferred profit 2008	$66,603

Change in amortization of deferred profit	$9,594

Change in actual breakage revenue recorded	$2,574
Total impact	$7,020

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The difference between the table on page 4 in the Company’s response letter dated January 10, 2011 and the $7 million in the Company’s response letter dated October 21, 2010 was the amount used for breakage in the analysis. The Company’s response letter dated October 21, 2010 utilized the actual change in breakage revenue period-over-period per the general ledger. The amounts per the general ledger were impacted by the number of AIR MILES reward miles issued subsequent to the BMO transaction during the respective periods. The Company’s response letter dated January 10, 2011 reflected the effect of breakage that would have been recorded, but for the reclassification, and is not impacted by additional AIR MILES reward miles issued subsequent to the BMO transaction.

6.	Comment: In response to prior comment 1, you state that if the net BMO premium had been straight-lined over the 23 months, this would not have resulted in materially different redemption revenue, net income, or earnings per share in any of the respective periods than that achieved using the per unit basis. Tell us what impact this would have on your segment results. In addition, please provide your SAB 99 analysis, including your computation of the difference and your assessment of qualitative factors.

Response: The Company does not believe that if the excess consideration had been amortized on a straight-line basis over the average remaining life of the BMO miles assumed of 23 months, it would have had a material impact to its segments. The Company did not consider the alternative method at the time it recorded the BMO transaction and believes its accounting for the BMO transaction was appropriate, and as such did not prepare a SAB 99 analysis during 2008. However, as part of the process to respond to this Comment Letter, the Company has prepared a SAB 99 analysis to analyze the difference between its accounting and the alternative method and that analysis is attached as Exhibit A.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation – Page 9

If you have any questions with respect to the foregoing, please call the Company’s Executive Vice President and Chief Financial Officer, Charles L. Horn, at (214) 494-3612.

Sincerely,

/s/ Charles L. Horn

Charles L. Horn,

Executive Vice President and Chief Financial Officer

Copies:	Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

Cynthia L. Hageman
Vice President, Legal Counsel
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation – Page 10

Exhibit A

Internal Memo

To	Work Paper File
From	Laura Santillan
Date	January 28, 2011
Subject	Amortization of deferred excess consideration

Background

In May 2008, LoyaltyOne secured a comprehensive long-term renewal and expansion agreement with Bank of Montreal (“BMO”), as a sponsor in its AIR MILES Reward Program, pursuant to which BMO transferred to the Company the responsibility of reserving for costs associated with the redemption of AIR MILES reward miles issued by BMO as a sponsor. The Company received $369.9 million in cash consideration for the assumption of the liability.

Historically, due to the nature of their contractual arrangement, miles issued by BMO have been excluded from the Company’s estimate of breakage as BMO had the responsibility of redemption, and therefore, no breakage estimate was required.

However, changing the nature of the agreement required the Company to include these miles in its analysis, which impacted the redemption rate and the Company’s estimate of breakage. After evaluating the impact of this transaction, the Company changed its estimate of breakage from one-third to 28%.

The Company established a redemption liability for the AIR MILES reward miles expected to be redeemed at the fair value of an AIR MILES reward mile. As a result of the transaction, the Company’s product redemption liability increased by approximately $314 million at the time of the transaction. The excess consideration received of approximately $176 million was largely offset by the $120 million reduction in future breakage revenue resulting in a net premium from the transaction of approximately $56 million. The excess consideration was deferred and amortized as the BMO miles assumed were redeemed.

The Company recorded the transaction in two steps:

Step 1 – Reset existing pool. Under the interpretive guidance as indicated in the Company’s response to Question 2, the Company re-measured its deferred revenue for the existing pool of AIR MILES reward miles at the time of the BMO transaction. As such, the Company reset the pre-BMO pool of AIR MILES reward miles to an estimated breakage rate of 28% resulting in a reclassification of $120 million to the product redemption liability (i.e. $501 million less amounts recorded of $381 million as illustrated in the table below).

Step 2 – Adjust product redemption liability for BMO Miles assumed. The Company increased the product redemption liability for the BMO miles assumed using 72%, the new estimated redemption rate for the AIR MILES Reward Program, which resulted in an increase of the product liability of $194 million.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 1

(amounts in millions, except per mile data)[1]	Pre-BMO			Step 1		Step 2		Resulting
				Reset Existing Pool		BMO Miles assumed		After BMO
AIR MILES reward miles ever issued		[	]	[	]	[	]	[	]
Expected redemption rate		67%		72%		72%		72%

		[	]	[	]	[	]	[	]
Actual AIR MILES reward miles redeemed		[	]	[	]	[	]	[	]

AIR MILES reward miles expected to be redeemed		[	]	[	]	[	]	[	]
Fair value of redemption element	$	[	]	$ [	]	$ [	]	$ [	]

Deferred revenue - redemption product liability (adjusted for fx)		$381		$501		$194		$695

Adjustment to product liability		—		$120		$194		$314

In summary, the Company’s product redemption liability increased by approximately $314 million at the time of the transaction. The excess consideration received of approximately $176 million was largely offset by the $120 million reduction in future breakage revenue resulting in a net premium from the transaction of approximately $56 million. The excess consideration was deferred and amortized as the BMO miles assumed were redeemed.

Based on discussions with the Securities and Exchange Commission’s Division of Corporation Finance staff and responding to questions raised in the December 23, 2010 Comment Letter, the Company considered the impact of an alternative method of recording the transaction, whereby the product redemption liability was directly increased by $314 million, the fair value of the liability assumed, with no adjustment to deferred revenue-breakage. The Company noted in its January 10, 2011 response that the net premium of $56 million would be the same under either approach. Only the method of amortization would differ, but not materially.

The following table sets forth the resulting difference between the “Two” step method used to record the transaction versus the alternative method discussed above. The net impact of the change for the method of amortization by quarter is summarized below. All amounts are on a foreign currency adjusted basis since the AIR MILES Reward Program operates in Canada.

[1]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information in this section and has provided such information to the Securities and Exchange Commission staff.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 2

		A	B	C (A-B)	D		D-C
		$176 MM	$120 MM	$56MM	$56MM
		Premium	Breakage				Net
		on Transaction	Reclass	Net Premium	Straight-line		Difference
		(dollars in thousands)
Quarterly period ended	6/30/2008	$11,093	$(5,269)	$5,824		$2,400	$(3,424)
Quarterly period ended	9/30/2008	$29,920	$(15,180)	$14,740		$7,200	$(7,540)
Quarterly period ended	12/31/2008	$25,590	$(14,283)	$11,307		$7,200	$(4,107)

Year ended	12/31/2008	$66,603	$(34,732)	$31,872		$16,801	$(15,071)

Quarterly period ended	3/31/2009	$21,139	$(13,319)	$7,820		$7,200	$(620)
Quarterly period ended	6/30/2009	$18,204	$(12,346)	$5,858		$7,200	$1,342
Quarterly period ended	9/30/2009	$17,530	$(11,259)	$6,271		$7,200	$930
Quarterly period ended	12/31/2009	$19,323	$(10,182)	$9,141		$7,200	$(1,941)

Year ended	12/31/2009	$76,197	$(47,106)	$29,091		$28,802	$(289)

Quarterly period ended	3/31/2010	$17,864	$(8,989)	$8,875		$7,200	$(1,674)
Quarterly period ended	6/30/2010	$14,093	$(7,860)	$6,233		$2,400	$(3,833)
Quarterly period ended	9/30/2010	$830	$(6,673)	$(5,843)	$		$5,843
Quarterly period ended	12/31/2010	$—	$(5,534)	$(5,534)	$		$5,534

Year to date	12/31/2010	32,787	(29,057)	3,730		9,601	5,870

Quarterly period ended	3/31/2011	$—	$(4,306)	$(4,306)	$		$4,306
Quarterly period ended	6/30/2011	$—	$(3,049)	$(3,049)	$		$3,049
Quarterly period ended	9/30/2011	$—	$(1,696)	$(1,696)	$		$1,696
Quarterly period ended	12/31/2011	$—	$(439)	$(439)	$		$439

Year to date	12/31/2011	$—	$(9,489)	$(9,489)	$		$9,489

	Total Impact	$175,587	$(120,384)	$55,203		$55,203	$—

A.	The $176 million represents the excess consideration received, i.e. $370 million less the product liability established of $194 million. Amounts reflect the revenue recognized in each respective period for the excess consideration. Revenue was recognized as the AIR MILES reward miles were redeemed.

B.	The $120 million represent the amount reclassified from breakage to the product liability. The amount per the table represents the amount of revenue that would have been recognized on a straight-line basis over the estimated life of a mile.

C.	The $56 million represents the net premium, i.e. the difference between the $176 million gross premium less the amount of the breakage reclassification.

D.	Reflects the net premium of $56 million amortized over a straight line basis.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 3

The analysis is as follows:

Materiality Assessment

The Quantitative Measures of Materiality

If the Company had recorded the amounts on a straight-line basis, the impact to the Company’s key financial performance measures would have been as follows:

(Dollars in thousands)
		Year over Year		Year over Year
	12/31/2010	% Change	12/31/2009	% Change	12/31/2008
Revenue - as reported	2,791,421	42.1%	1,964,341	-3.0%	2,025,254
Adjustment	5,870		(289)		(15,071)

Revenue, as revised	2,797,291	42.4%	1,964,052	-2.3%	2,010,183

% Difference	0.2%		0.0%		-0.7%

Pre-tax net income	310,890	18.2%	262,946	-30.8%	380,151
Adjustment	5,870		(289)		(15,071)

Pre-tax net income, as revised	316,760	20.6%	262,657	-28.1%	365,080

% Difference	1.9%		-0.1%		-4.0%

Income from continuing operations	195,638	10.7%	176,719	-24.0%	232,552
Adjustment, tax effected	3,692		(177)		(9,223)

Income from continuing operations, revised	199,330	12.9%	176,542	-20.9%	223,329

% Difference	1.9%		-0.1%		-4.0%

Net income	193,737	34.8%	143,734	-30.4%	206,402
Adjustment, tax effected	3,692		(177)		(9,223)

Net income, as revised	197,429	37.5%	143,557	-27.2%	197,179

% Difference	1.9%		-0.1%		-4.5%

Income from continuing operations per diluted share	$3.51	14.7%	$3.06	96.8%	$3.16
Adjustment	$0.07		$(0.00)		$(0.13)

Income from continuing operations per diluted share, revised	$3.58	17.0%	$3.06	100.7%	$3.03

% Difference	1.9%		-0.1%		-4.0%

Net income per diluted share	$3.48	39.8%	$2.49	88.9%	$2.80
Adjustment	$0.07		$(0.00)		$(0.13)

Net income per diluted share, as revised	$3.55	42.6%	$2.49	93.0%	$2.67

% Difference	1.9%		-0.1%		-4.5%

Adjusted EBITDA	822,540	37.0%	590,077	-9.9%	655,229
Adjustment	5,870		(289)		(15,071)

Adjusted EBITDA, as revised	828,410	37.9%	589,788	-7.9%	640,158

% Difference	0.7%		0.0%		-2.3%

Based on the table above, the Company believes these amounts are immaterial on a quantitative basis.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 4

Qualitative Measures of Materiality

Materiality concerns the significance of an item to users of the financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important.

Although quantitative thresholds such as 5% of net income have been used in practice (Nelson, Smith and Palmrose 2005), guidance from the SEC (SAB No. 99) and the Public Company Accounting Oversight Board (AU Sec. 312) emphasizes the importance of both qualitative and quantitative materiality considerations.

Whether a misstatement is material should be based on a full analysis of surrounding facts and circumstances. The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Additional considerations are as follows–

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases.

•

There was no literature directly on point as to the amortization method for the excess consideration. In review of the Securities and Exchange Commission, Staff Accounting Bulletin Number 104, reference is made to the amortization of upfront payments follows as ”a” systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed. The Company believed that the excess consideration being recognized was earned as the AIR MILES reward miles were fulfilled and thus followed that pattern for revenue recognition versus a straight-line basis.

•	whether the misstatement masks a change in earnings or other trends

•

The change does not mask a change in earnings or other trends. As noted in the above table, the trends or the percentage changes in each of the categories noted above are not significantly impacted by the potential adjustment.

•	whether the misstatement changes a loss into income or vice versa

•	As noted in the above quantitative table, the misstatement does not change a loss into income or vice versa

•	whether the misstatement affects the registrant's compliance with regulatory requirements

•

The change does not affect compliance with regulatory requirements. The Company’s regulatory requirements include a combination of total capital ratio, Tier 1 capital ratio and leverage ratio at the level of its bank subsidiaries. These requirements are to ensure capital adequacy of the Company’s banks. The adjustment does not impact earnings of the respective banks and therefore has no impact on their respective regulatory capital requirements.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 5

•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

•

The change does not impact compliance with covenants. The Company’s financial covenants for its various credit facilities and senior notes include debt-to-EBITDA and senior debt-to-EBITDA, as defined per those agreements. The potential adjustments to each of the respective periods do not change the Company’s compliance with those covenants.

•	whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the payment of bonuses or other forms of incentive compensation

•	With respect to the vesting of restricted stock, the Company did issue performance based restricted stock unit awards (“PBRSUs”) based on Company operating metrics.

•

2008 PBRSUs had three one-year targets or a cumulative three-year target based on operating cash flow. One third of these awards vested in 2008 as the Company exceeded the 2008 performance target. Reducing the Company’s operating cash flow for 2008 by the proposed adjustment would not have impacted the vesting of those performance based awards. The Company did not meet either of the one-year targets for 2009 or 2010 or the cumulative three-year target, and as such, two thirds of these 2008 PBRSU awards did not vest. Revisions to the operating cash flow performance in 2009 or 2010 would not have had an impact to the vesting of those 2008 awards. The Company also awarded performance-based RSUs in 2009 and in 2010. These awards both vested based on meeting the designated one-year performance targets. The potential revisions for 2009 and 2010 would also not have impacted the amount or vesting of these 2009 and 2010 PBRSU awards.

•	With respect to incentive compensation, the proposed adjustment would have impacted the respective years as follows:

•

In 2008, the impact would have reduced the payout to the named executives from $3.4 million to $3.3 million. With respect to Loyalty One, the decrease in incentive compensation to all of its employees combined would have been approximately $0.4 million.

•	The adjustments would not have an impact to the payout levels in 2009 or 2010.

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

•

With respect to 2008, the Company’s original guidance was for adjusted EBITDA to be in excess of $700 million, with operating EBITDA expected to be a minimum of $30 million greater than adjusted EBITDA and cash earnings per diluted share expected to be $4.30 per diluted share, a 15 percent growth rate over 2007. With respect to the Loyalty One segment, expectations were mid-teens growth in both operating and adjusted EBITDA.

•

As noted in the table above, adjusted EBITDA was $655.2 million, below the Company’s original guidance with respect to adjusted EBITDA. The proposed adjustment would have lowered adjusted EBITDA by an additional $15 million.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 6

Adjusted EBITDA in 2008 was impacted by our private label segment. The Private Label Services and Credit segment was originally projected with mid-single digit growth. However, due to the recession, this segment actually decreased 15% or $58 million, as compared to an expected increase $20 million to $30 million. The decline in the Private Label Services and Credit was the primary driver for the Company inability to make its adjusted EBITDA targets.

•	Operating EBITDA was $711 million, below the expectation of at least $730 million. The proposed adjustment would have lowered operating EBITDA by an additional $15 million.

•

With respect to cash earnings, the original estimate was $4.30 per diluted share. The impact of the adjustment would have reduced cash earnings per share to $4.30, and as such, the adjustment would not have caused us to miss the expectations of earnings. The amortization of the excess consideration did further the over performance of the Loyalty One segment. However, because of this over performance, during the second and third quarter the Company raised expectations of cash earnings per share ultimately to $4.40 per diluted share.

•

With respect to the segment, Loyalty One adjusted EBITDA and operating EBITDA increased 55% and 50%, respectively, for the year ended December 31, 2008. With the proposed adjustment, increases to adjusted EBITDA and operating EBITDA would have been 44% and 41% respectively, both still significantly exceeding its original guidance.

•	With respect to 2009 and 2010, the increases in revenue, net income or adjusted EBITDA would not have impacted the Company’s ability to meet the respective targets.

Interim Financial Statements

As discussed by the Materiality Task Force, interim financial statements derive their usefulness from their relationship to the annual financial statements and in depicting trends. Accordingly, a materiality analysis with respect to interim financial statements should generally focus more on the relationship of the misstatement to the annual period and on trends than on the discrete interim period.

With respect to interim financial statements, there is a presumption that investors have information from the latest annual report and do not require certain repetition in the interim reports. Therefore, interim information can be presumed to be evaluated by investors who already have knowledge of the registrant’s annual performance and trends as set forth in the latest annual report. Interim misstatements should be evaluated on the assumption that the investor or other user would view the misstatement in the context of the annual periods set forth in the latest annual report.

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The following tables reflect the impact of revenue, pre-tax income, income from continuing operations, net income and adjusted EBITDA on a quarterly basis and the impact of potential adjustment on the respective trends of those key metrics.

Dollars in thousands		Actual	Revenue Revised	Change	% Change
Quarterly period ended	6/30/2008	$507,210	$503,786	$(3,424)	-0.7%
Quarterly period ended	9/30/2008	$511,149	$503,609	$(7,540)	-1.5%
Quarterly period ended	12/31/2008	$507,645	$503,538	$(4,107)	-0.8%
Quarterly period ended	3/31/2009	$479,451	$478,831	$(620)	-0.1%
Quarterly period ended	6/30/2009	$457,539	$458,881	$1,342	0.3%
Quarterly period ended	9/30/2009	$481,431	$482,361	$930	0.2%
Quarterly period ended	12/31/2009	$545,920	$543,979	$(1,941)	-0.4%
Quarterly period ended	3/31/2010	$663,537	$661,863	$(1,674)	-0.3%
Quarterly period ended	6/30/2010	$669,718	$665,885	$(3,833)	-0.6%
Quarterly period ended	9/30/2010	$702,443	$708,286	$5,843	0.8%
Quarterly period ended	12/31/2010	$755,723	$761,257	$5,534	0.7%

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 8

Dollars in thousands		Actual	Pre-tax income Revised	Change	% Change
Quarterly period ended	6/30/2008	$100,235	$96,811	$(3,424)	-3.5%
Quarterly period ended	9/30/2008	$96,482	$88,942	$(7,540)	-8.5%
Quarterly period ended	12/31/2008	$81,974	$77,867	$(4,107)	-5.3%
Quarterly period ended	3/31/2009	$70,333	$69,713	$(620)	-0.9%
Quarterly period ended	6/30/2009	$46,472	$47,814	$1,342	2.8%
Quarterly period ended	9/30/2009	$54,983	$55,913	$930	1.7%
Quarterly period ended	12/31/2009	$91,158	$89,217	$(1,941)	-2.2%
Quarterly period ended	3/31/2010	$75,492	$73,818	$(1,674)	-2.3%
Quarterly period ended	6/30/2010	$76,532	$72,699	$(3,833)	-5.3%
Quarterly period ended	9/30/2010	$85,890	$91,733	$5,843	6.4%
Quarterly period ended	12/31/2010	$72,976	$78,510	$5,534	7.0%

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 9

Dollars in thousands	Income from continuing operations
		Actual	Revised	Change	% Change
Quarterly period ended	6/30/2008	$61,946	$59,851	$(2,095)	-3.5%
Quarterly period ended	9/30/2008	$58,930	$54,316	$(4,614)	-8.5%
Quarterly period ended	12/31/2008	$48,974	$46,461	$(2,513)	-5.4%
Quarterly period ended	3/31/2009	$43,049	$42,670	$(379)	-0.9%
Quarterly period ended	6/30/2009	$28,387	$29,208	$821	2.8%
Quarterly period ended	9/30/2009	$45,317	$45,886	$569	1.2%
Quarterly period ended	12/31/2009	$59,966	$58,778	$(1,188)	-2.0%
Quarterly period ended	3/31/2010	$46,654	$45,601	$(1,053)	-2.3%
Quarterly period ended	6/30/2010	$47,320	$44,909	$(2,411)	-5.4%
Quarterly period ended	9/30/2010	$53,059	$56,734	$3,675	6.5%
Quarterly period ended	12/31/2010	$48,605	$52,086	$3,481	6.7%

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 10

Dollars in thousands			Net income
		Actual	Revised	Change	% Change
Quarterly period ended	6/30/2008	$46,969	$44,874	$(2,095)	-4.7%
Quarterly period ended	9/30/2008	$64,830	$60,216	$(4,614)	-7.7%
Quarterly period ended	12/31/2008	$45,284	$42,771	$(2,513)	-5.9%
Quarterly period ended	3/31/2009	$27,855	$27,476	$(379)	-1.4%
Quarterly period ended	6/30/2009	$29,436	$30,257	$821	2.7%
Quarterly period ended	9/30/2009	$45,796	$46,365	$569	1.2%
Quarterly period ended	12/31/2009	$40,647	$39,459	$(1,188)	-3.0%
Quarterly period ended	3/31/2010	$46,654	$45,601	$(1,053)	-2.3%
Quarterly period ended	6/30/2010	$47,320	$44,909	$(2,411)	-5.4%
Quarterly period ended	9/30/2010	$53,059	$56,734	$3,675	6.5%
Quarterly period ended	12/31/2010	$46,704	$50,185	$3,481	6.9%

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 11

Dollars in thousands		Adjusted EBITDA
		Actual	Revised	Change	% Change
Quarterly period ended	6/30/2008	$161,965	$158,541	$(3,424)	-2.2%
Quarterly period ended	9/30/2008	$170,006	$162,466	$(7,540)	-4.6%
Quarterly period ended	12/31/2008	$158,760	$154,653	$(4,107)	-2.7%
Quarterly period ended	3/31/2009	$151,826	$151,206	$(620)	-0.4%
Quarterly period ended	6/30/2009	$122,456	$123,798	$1,342	1.1%
Quarterly period ended	9/30/2009	$140,166	$141,096	$930	0.7%
Quarterly period ended	12/31/2009	$175,631	$173,690	$(1,941)	-1.1%
Quarterly period ended	3/31/2010	$202,975	$201,301	$(1,674)	-0.8%
Quarterly period ended	6/30/2010	$207,216	$203,383	$(3,833)	-1.9%
Quarterly period ended	9/30/2010	$218,891	$224,734	$5,843	2.6%
Quarterly period ended	12/31/2010	$193,458	$198,992	$5,534	2.8%

With respect to interim financial statements, the Company does not believe the potential adjustment significantly impacts trends or changes the relationship to the annual financial statements.

Segments

With respect to segments, qualitative factors should be given to whether the effect of the misstatement on segment information is significant to the future profitability of the company, the pervasiveness of the matter on the segment information, and the impact of the matter on trends in segment information, all in relation to the financial statements taken as a whole. The following charts reflect the trends that the potential adjustment would have on the impacted segment, Loyalty One.

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 12

FOIA Confidential Treatment Requested by Alliance Data Systems Corporation - 13

LOYALTYONE
Dollars in thousands		As reported		Revised
		Revenue	Adj. EBITDA	Revenue	Adj. EBITDA
Quarterly period ended	6/30/2008	$200,027	$53,398	$196,603	$49,974
Quarterly period ended	9/30/2008	$187,657	$49,018	$180,117	$41,478
Quarterly period ended	12/31/2008	$196,056	$61,582	$191,949	$57,475

Year ended	12/31/2008	$755,546	$204,895	$740,475	$189,824

Quarterly period ended	3/31/2009	$160,631	$54,899	$160,011	$54,279
Quarterly period ended	6/30/2009	$167,346	$38,334	$168,688	$39,676
Quarterly period ended	9/30/2009	$177,008	$53,186	$177,938	$54,116
Quarterly period ended	12/31/2009	$210,106	$54,305	$208,165	$52,364

Year ended	12/31/2009	$715,091	$200,724	$714,802	$200,435

Quarterly period ended	3/31/2010	$199,670	$53,587	$197,996	$51,913
Quarterly period ended	6/30/2010	$191,531	$58,666	$187,698	$54,833
Quarterly period ended	9/30/2010	$184,411	$46,478	$190,254	$52,321
Quarterly period ended	12/31/2010	$223,922	$45,823	$229,456	$51,357

Year to date	12/31/2010	$799,534	$204,554	$805,404	$210,424

The Company also does not believe the financial information, as revised significantly impacts a reasonable investor’s impression of important trends. Additionally, the Company and investors both focus on the number of AIR MILES reward miles issued and growth of those issuances as the key indicator about the future performance of this segment. The potential adjustment did not impact the number of AIR MILES reward miles issued.

Based on the above, the Company believes the potential adjustment does not significantly impact a reasonable investor’s assessment of the entity’s financial condition or performance considering the segments or other portion of the registrant’s business within the context of the whole business.

Conclusion

If the Company had treated the excess consideration as deferred revenue breakage and recorded the amortization on a straight-line basis over the average remaining life of the AIR MILES reward miles, based on Management’s assessment of materiality, such change would not have been material to its consolidated financial statements.

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